Exhibit 12

SUPERVALU INC.
Ratio of Earnings to Fixed Charges
(unaudited)

	Second Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	September 7, 2002	February 23, 2002	February 24, 2001	February 26, 2000	February 27, 1999	February 28, 1998
	(In thousands, except ratios)
Earnings before income taxes	$93,343	$331,998	$139,590	$445,393	$316,261	$384,780
Less undistributed earnings of less than fifty percent owned affiliates	(5,271)	(13,450)	(9,429)	(6,605)	(5,943)	(7,388)

Earnings before income taxes	88,072	318,548	130,161	438,788	310,318	377,392
Interest expense	42,606	194,294	212,898	154,482	124,111	133,619
Interest on operating leases	8,113	35,971	29,047	23,838	18,574	18,010

Subtotal	$138,791	$548,813	$372,106	$617,108	$453,003	$529,021

Total fixed charges	50,719	230,265	241,945	178,320	142,685	151,629

Ratio of earnings to fixed charges	$2.74	$2.38	$1.54	$3.46	$3.17	$3.49